ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

December 11, 2020	Jasmin M. Ali T +1 212 596 9604 jasmin.ali@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Selective Credit Fund (the “Fund”), File No. 811-22378

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on September 11, 2020, and October 23, 2020, regarding the Trust’s Amendment No. 89 to its registration statement. Amendment No. 89 was filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and became effective immediately upon filing. The Trust intends to incorporate any changes made in response to the comments set forth below into its registration statement with the Trust’s next annual updating amendment to its registration statement with respect to the Fund if such changes continue to be appropriate at the time of filing such amendment. Capitalized terms used and not defined herein have the meanings given to them in Amendment No. 89.

A summary of the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), and the Trust’s responses thereto, are set forth below.

Private Placement Memorandum (“PPM”)

1.

Comment: Please revise the “Tax Information” disclosure on page 5 of the PPM to state that the Fund’s distributions to shareholders are generally not exempt from U.S. federal income tax. See Item 11(f) of Form N-1A.

Response: The Fund currently has a limited number of investors, each of whom is generally exempt from U.S. federal income taxation. Accordingly, the Fund respectfully submits that its disclosure regarding tax consequences to shareholders satisfies the requirements of Item 11(f) and Item 7 of Form N-1A and declines to make the requested

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changes at this time. The Fund intends to re-consider adding the requested disclosure to the extent circumstances warrant.

2.	Comment: Because the Fund’s name includes the term “Credit,” add an 80% policy of investing in debt consistent with the requirements of Rule 35d-l(a)(2) under the 1940 Act.

Response: The term “Selective Credit” used in the Fund’s name is meant to suggest not a particular type of investment, but rather an investment strategy focused on detailed analysis of securities and issuers. The Fund respectfully refers the Staff to the following disclosure which describes how DoubleLine Capital LP (“DoubleLine” or the “Adviser”) will select the issuers to which the Fund will be exposed:

DoubleLine will select investments over time to implement its long-term strategic investment view. It may buy and sell securities opportunistically in response to short-term market, economic, political, or other developments or otherwise as opportunities may present themselves. In selecting individual securities for investment by the Fund, DoubleLine uses a bottom-up security selection process, reflecting in-depth research and analysis. DoubleLine will manage the Fund under an integrated risk management framework overseen by the Fund’s portfolio management team and DoubleLine’s risk management committee.

Accordingly, use of the term “Selective Credit” does not require adoption of an 80% policy. See Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001) (“rule [35d-1] does not apply to fund names that incorporate terms . . . that connote types of investment strategies as opposed to types of investments”).

In addition, the Fund respectfully submits that a number of other registrants use the term “credit” in their names and without the adoption of a related 80% policy pursuant to Rule 35d-1. See, e.g., The Water Island Credit Opportunities Fund and BrandywineGLOBAL Alternative Credit Fund.

For these reasons, the Fund respectfully declines to adopt an 80% policy.

3.

Comment: The Staff requests that the Fund consider listing first the principal risks that are most likely to adversely impact the NAV, yield, and total return and, thereafter, ordering the principal risks alphabetically. The Staff notes that the Director of the Division of Investment Management recommended in her October 25, 2018 Investment Company Institute Securities Law Developments Conference speech that principal risks be ordered based on importance.

Response: The Fund respectfully declines to make the requested change at this time.

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4.

Comment: Does the Fund invest in emerging markets (“EM”) such that it is a principal investment strategy? If it is, please disclose. Please also disclose the corresponding risk of EM. If disclosing EM risk, please note the problems of quality and availability of financial information for such EM issuers.

Response: The Fund does not invest in EM such that it rises to the level of a principal investment strategy of the Fund. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

5.

Comment: Fund-level Tax Risk states that: “[t]he Fund expects to be a personal holding company for federal income tax purposes, which will result in Fund-level income tax and an additional personal holding company tax of 20% on all the investment income and gains of the Fund not timely distributed to shareholders.” Does the Fund intend to distribute all of the income and gain to investors in an untimely manner? If so, please disclose.

Response: The Fund intends to make timely distributions, but there can be no assurance that it will always be able to do so.

6.

Comment: Please provide supplementally how much of the Fund’s holdings in non-agency collateralized mortgage obligations (“CMOs”) are rated below-investment grade or determined by the Adviser to be of an equivalent credit quality. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end fund structure. Your response should include general market data on below-investment grade CMOs and information about the factors referenced in the release adopting Rule 22e-4.

Response: On October 23, 2020, the Fund supplementally provided to Ms. Dubey via telephone the amount of Fund holdings that are in CMOs rated below-investment grade, or are unrated, as of March 31, 2020.

In accordance with Rule 22e-4, the Fund assesses, manages, and periodically reviews its liquidity risk, which includes consideration of a wide variety of factors, including the Fund’s investment strategy; the liquidity of its portfolio investments during both normal and reasonably foreseeable stressed conditions; the extent to which the strategy involves a relatively concentrated portfolio or large positions in particular issuers; when applicable, the use of borrowings and derivatives; short-term and long-term cash flow projections during both normal and reasonably foreseeable stressed conditions; and holdings of cash and cash equivalents, as well as borrowing arrangements and other funding sources.

The Adviser assesses the liquidity of the Fund’s holdings and classifies them in accordance with the requirements of Rule 22e-4. In doing so, the Adviser considers those factors it believes are relevant to assessing the liquidity of each investment type, such as position

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size, bid-ask spread, issuer, industry, settlement period, security type, tranche type, credit rating, and liquidity conditions in the relevant market; the Fund’s liquidity risk management program also requires consideration of certain Fund-specific factors.

In respect of the Fund’s short-term cash flow projections, the Fund’s investment adviser considered in particular that the only accounts invested in the Fund are accounts over which the Fund’s investment adviser exercises investment discretion, providing the Fund’s adviser a significantly greater level of insight into the Fund’s short-term cash flow projections than typical for an open-end investment company.

All of the above considerations, market data of the type provided together herewith, as well as, among other things, DoubleLine’s extensive experience managing the asset classes at issue in a wide variety of market conditions, including, recently, those involving significant stress, were considered in assessing whether the Fund’s investment strategy is appropriate for the open-end fund structure.

With respect to the requested general market data, the Fund has provided information responsive to this request supplementally and confidentially.

7.

Comment: The Staff requests that the Fund modify the disclosure in the “Advisory Agreement” section to disclose that the Adviser may recoup amounts waived or expenses reimbursed only for three years from the date of the waiver, as opposed to any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, as is currently the policy. Alternatively, please confirm that a loss contingency analysis has been conducted under the Financial Accounting Standards Board’s Accounting Standards Codification Subtopic 450 (a “FAS5 analysis”) to determine that the Fund’s obligation to repay the Adviser is not probable, and that such analysis has been provided to the Fund’s independent auditor. See the AICPA Accounting and Audit Guide for Investment Companies, Sections 8.08 and 8.09.

Response: The Fund believes its current disclosure and accounting practices are appropriate and generally consistent with approaches taken by others in the industry. The Fund respectfully submits that an approach of recouping amounts waived and/or reimbursed by the date of the three-year anniversary of a fee waived or reimbursed on a particular day is neither practicable nor consistent with our understanding of the practice of a significant number of other fund families in the industry. With respect to the portion of the comment relating to a potential FAS5 analysis, the Fund notes that there are no amounts (whether advisory fees waived or expenses reimbursed previously) currently subject to potential recoupment for this Fund.

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8.	Comment: Under “Tax Status of the Fund” in the “Taxes” section, add disclosure about whether the Fund expects personal holding company income to be subject to the additional 20% tax discussed.

Response: In response to this comment, the Fund will add disclosure stating that the Fund intends to make timely distributions, but that there can be no assurance that it will always be able to do so, which may subject the Fund to additional taxes on income and gains.

Statement of Additional Information

9.

Comment: The Staff notes the following fundamental investment restriction on page 1 of the SAI: “The Fund may not purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry (for purposes of this restriction, (i) bank loans and loan participations will be considered investments in the industry of the underlying borrower, (ii) investment companies are not considered to constitute an industry, and (iii) derivatives counterparties are not considered to be part of any industry).”

a.	Please add disclosure stating that the Fund considers the holdings of any underlying funds in which it invests when assessing compliance with this concentration policy.

b.

Please explain the rationale behind provision (iii) in the above disclosure in light of the Use of Derivatives by Investment Companies under the Investment Company Act of 1940 Release (the “Derivatives Concept Release”), Aug. 31, 2011 at Section V(B).

Response: With respect to Comment 11(a), the Fund is not aware of any requirement to “look through” its investments in an underlying fund to the underlying securities held by the underlying fund for purposes of determining compliance with its policy on concentration. The Fund thus respectfully declines to add disclosure regarding the consideration of the holdings of any underlying funds in which it invests.

With respect to Comment 11(b), the Fund respectfully submits that the rationale of the provision is to convey clearly that the Fund will not look to the industry of a derivative instrument counterparty in applying its policy on industry concentration and also that the provision is not inconsistent with observations made in the Derivatives Concept Release. The provision also reflects generally the intent of the relevant transactions and the principal exposure provided by the relevant transactions. Typically, when the Fund enters into derivatives transactions with a counterparty, it does so in order to gain exposure to the security or other reference asset underlying the derivative, and not to the counterparty itself, and therefore the Fund generally looks to the issuer of the reference asset (or the issuers of the assets comprising the reference asset) rather than the counterparty as the issuer for

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purposes of their industry concentration policy. The value of a derivatives instrument typically changes very largely in response to changes in the value of the underlying security, index, commodity, or reference asset, and/or, potentially, changes in the relevant industry, if any, of the issuer of the underlying security, index, commodity, or reference asset or of the issuers of the assets comprising the reference asset, and relatively little in response to factors affecting the industry of which the counterparty is a part. For those reasons, while a derivatives transaction may give rise to exposure to the industry, if any, of the issuer of the reference asset or of the issuers of the assets comprising the reference asset, exposure to a counterparty should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the counterparty.

The Derivatives Concept Release states that “the Commission has stated that generally a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries. This standard does not, by its terms, address derivative transactions by which a fund obtains exposure to a particular industry or group of industries, whether through exposure to the counterparty to the transaction or through its contractual exposure to a reference asset.” (Emphasis added.) The referenced provision (iii) merely clarifies–in the absence of a standard that addresses derivative transactions–that the Fund will not look to the industry of the counterparty for purposes of applying its policy on industry concentration.

10.

Comment: The Staff notes the following language on page 1 of the SAI: “the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restriction noted above does not apply to such securities.” The Staff’s view is that investments in privately issued asset-backed and mortgage-backed securities must be counted for purposes of a fund’s industry concentration policy. Please revise the noted statement accordingly.

Response: The Fund respectfully declines to make the requested change. The Fund is not aware of any published guidance from the Commission or its Staff that establishes that mortgage-backed securities or asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure is consistent with the position taken and disclosed by a number of other registered investment companies.

11.	Comment: Please consider updating the disclosure under “Other Investment Policies” to reflect that the Liquidity Rule imposes certain requirements.

Response: The Fund will consider whether additional disclosure may be appropriate in the future.

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12.

Comment: How is making the portfolio holdings disclosure available upon request rather than available on the website not selective disclosure of portfolio information (see Investment Company Act Release No. 26418, Section II(C))?

Response: The Fund’s shares are not offered or available for purchase by the public. Shares of the Fund are only available for purchase by separately managed accounts over which DoubleLine Capital LP has investment discretion. Accordingly, information about the Fund, including its portfolio holdings, is not made available on a publicly accessible website (other than sec.gov). As a matter of practice and to address any potential concerns regarding selective disclosure, the Fund’s portfolio holdings are provided to each separate account owner invested in the Fund and/or the account’s custodian on the same day.

13.

Comment: The Fund notes that portfolio holdings information is provided or otherwise available on a real-time basis to third-party service providers of the Fund (and their personnel). Why is Goldman Sachs Asset Management, L.P. included on the list? And why is its inclusion appropriate?

Response: The Fund respectfully notes that the referenced disclosure is a separate sentence from the referenced list of Fund service providers. In future filings, the Fund will make the referenced disclosure part of a separate paragraph to avoid confusion. Goldman Sachs Asset Management L.P. acts at the investment adviser to a retirement plan in which partners and employees of KPMG LLP invest. Portfolio holdings information of the DoubleLine funds in which the plan invests is made available to Goldman Sachs Asset Management L.P. for the purpose of assisting KPMG’s compliance with auditor independence rules applicable to it. The Fund respectfully notes its response to comment 12 above as well, which discloses that in practice it makes its holdings available to each shareholder of record at the same time.

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We believe that this submission fully responds to your comments. Please feel free to call me at (212) 596-9604 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jasmin Ali

Jasmin Ali

cc:	Adam D. Rossetti, Esq.
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.